FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Cybin Inc. (the "Company")

100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9

Item 2. Date of Material Change

September 2, 2025

Item 3. News Release

A news release with respect to the material change was disseminated by the Company on September 2, 2025 through Business Wire.

Item 4. Summary of Material Change

Effective September 2, 2025, Doug Drysdale stepped down as the Company's Chief Executive Officer. The Company's Co-Founder and President, Eric So, was appointed as Interim Chief Executive Officer by the Board of Directors.

Item 5. Full Description of Material Change

Effective September 2, 2025, Doug Drysdale stepped down as the Company's Chief Executive Officer. The Company's Co-Founder and President, Eric So, was appointed as Interim Chief Executive Officer by the Board of Directors.

Mr. So is a Co-Founder and Executive Chairman of the Company. He is a veteran owner, operator and investor in numerous companies over the last 20 years and has led corporate strategy, development, and finance at all stages of the business life cycle from start-up to growth stage and multinational.

The Board of Directors has established a committee to conduct a search for a new Chief Executive Officer. The Committee and the Board aim to move swiftly to bring onboard a new leader who will lead the Company through commercialization and ensure that the Company delivers on its commitment to revolutionizing mental healthcare by developing new and innovative next-generation treatment options for patients.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Gabriel Fahel,

Chief Legal Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9. Date of Report

September 3, 2025.